UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PURPLE COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

380 20R 30 4

(CUSIP Number)

CCP A, L.P.

650 Madison Avenue, 23rd Floor

New York, NY 10022

Attn: Jose E. Feliciano

Tel: (212) 610-9129

with a copy to:

Melainie K. Mansfield, Esq.

Milbank, Tweed, Hadley & McCloy, LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, CA 90017

Tel: (213) 892-4000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380 20R 30 4
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CCP A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 145,229,092 shares (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 145,229,092 shares (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 145,229,092 shares (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 93.1% (2)
14	Type of Reporting Person (See Instructions) PN

(1)

Includes 297,585 shares of Common Stock, 7,456,480 shares of Series A Preferred Stock, 3,333,333 shares of Series B Preferred Stock, and warrants to purchase 66,666,660 shares of Common Stock of the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8% per annum. The Series B Preferred Stock accrues a cumulative dividend of 12% per annum. In the event that there are any accrued dividends that have not been paid in cash upon the conversion of the Series A Preferred Stock or Series B Preferred Stock into Common Stock, the holder of the Series A Preferred Stock or Series B Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (as of December 23, 2009, 44,885,497 shares of Common Stock for conversion of all of the Series A Preferred Stock and 33,379,350 shares of Common Stock for conversion of all of the Series B Preferred Stock).

(2)

Based on 9,218,542 shares of Common Stock outstanding on December 14, 2009 as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on January 21, 2010.

CUSIP No. 380 20R 30 4
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Clearlake Capital Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 146,990,019 shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 146,990,019 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,990,019 shares (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.3% (2)
14	Type of Reporting Person (See Instructions) HC, IA

(1)

Includes 297,585 shares of Common Stock, 7,456,480 shares of Series A Preferred Stock, 3,333,333 shares of Series B Preferred Stock, warrants to purchase 66,666,660 shares of Common Stock of the Issuer, 280,464 shares of Series A Preferred Stock held directly by Clearlake Capital Partners I Co-Investment Fund, LLC (f/k/a Clearlake Capital GoAmerica Coinvestment, LLC) (“Clearlake Coinvestment”), 37,500 shares of Common Stock issuable upon exercise of stock options that were granted to Mr. Chang in his capacity as director of the Company and that were issued to Clearlake Capital Partners, LLC at Mr. Chang’s request, and 37,500 shares of Common Stock issuable upon exercise of stock options were granted to Behdad Eghbali in his capacity as director of the Company and that were issued to Clearlake Capital Partners, LLC at Mr. Eghbali’s request. The Series A Preferred Stock accrues a cumulative dividend of 8% per annum. The Series B Preferred Stock accrues a cumulative dividend of 12% per annum. In the event that there are any accrued dividends that have not been paid in cash upon the conversion of the Series A Preferred Stock or Series B Preferred Stock into Common Stock, the holder of the Series A Preferred Stock or Series B Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (as of December 23, 2009, 46,571,424 shares of Common Stock for conversion of all of the Series A Preferred Stock and 33,379,350 shares of Common Stock for conversion of all of the Series B Preferred Stock).

(2)

Based on 9,218,542 shares of Common Stock outstanding on December 14, 2009 as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on January 21, 2010.

CUSIP No. 380 20R 30 4
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CCG Operations, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 146,990,019 shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 146,990,019 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,990,019 shares (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.3% (2)
14	Type of Reporting Person (See Instructions) HC, OO

(1)

Includes 297,585 shares of Common Stock, 7,456,480 shares of Series A Preferred Stock, 3,333,333 shares of Series B Preferred Stock, warrants to purchase 66,666,660 shares of Common Stock of the Issuer, 280,464 shares of Series A Preferred Stock held directly by Clearlake Capital Partners I Co-Investment Fund, LLC (f/k/a Clearlake Capital GoAmerica Coinvestment, LLC) (“Clearlake Coinvestment”), 37,500 shares of Common Stock issuable upon exercise of stock options that were granted to Mr. Chang in his capacity as director of the Company and that were issued to Clearlake Capital Partners, LLC at Mr. Chang’s request, and 37,500 shares of Common Stock issuable upon exercise of stock options were granted to Behdad Eghbali in his capacity as director of the Company and that were issued to Clearlake Capital Partners, LLC at Mr. Eghbali’s request. The Series A Preferred Stock accrues a cumulative dividend of 8% per annum. The Series B Preferred Stock accrues a cumulative dividend of 12% per annum. In the event that there are any accrued dividends that have not been paid in cash upon the conversion of the Series A Preferred Stock or Series B Preferred Stock into Common Stock, the holder of the Series A Preferred Stock or Series B Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (as of December 23, 2009, 46,571,424 shares of Common Stock for conversion of all of the Series A Preferred Stock and 33,379,350 shares of Common Stock for conversion of all of the Series B Preferred Stock).

(2)

Based on 9,218,542 shares of Common Stock outstanding on December 14, 2009 as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on January 21, 2010.

CUSIP No. 380 20R 30 4
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Steven C. Chang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 146,990,019 shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 146,990,019 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,990,019 shares (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.3% (2)
14	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes 297,585 shares of Common Stock, 7,456,480 shares of Series A Preferred Stock, 3,333,333 shares of Series B Preferred Stock, warrants to purchase 66,666,660 shares of Common Stock of the Issuer, 280,464 shares of Series A Preferred Stock held directly by Clearlake Capital Partners I Co-Investment Fund, LLC (f/k/a Clearlake Capital GoAmerica Coinvestment, LLC) (“Clearlake Coinvestment”), 37,500 shares of Common Stock issuable upon exercise of stock options that were granted to Mr. Chang in his capacity as director of the Company and that were issued to Clearlake Capital Partners, LLC at Mr. Chang’s request, and 37,500 shares of Common Stock issuable upon exercise of stock options were granted to Behdad Eghbali in his capacity as director of the Company and that were issued to Clearlake Capital Partners, LLC at Mr. Eghbali’s request. The Series A Preferred Stock accrues a cumulative dividend of 8% per annum. The Series B Preferred Stock accrues a cumulative dividend of 12% per annum. In the event that there are any accrued dividends that have not been paid in cash upon the conversion of the Series A Preferred Stock or Series B Preferred Stock into Common Stock, the holder of the Series A Preferred Stock or Series B Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (as of December 23, 2009, 46,571,424 shares of Common Stock for conversion of all of the Series A Preferred Stock and 33,379,350 shares of Common Stock for conversion of all of the Series B Preferred Stock).

(2)

Based on 9,218,542 shares of Common Stock outstanding on December 14, 2009 as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on January 21, 2010.

CUSIP No. 380 20R 30 4
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Jose E. Feliciano
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 146,990,019 shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 146,990,019 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,990,019 shares (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.3% (2)
14	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes 297,585 shares of Common Stock, 7,456,480 shares of Series A Preferred Stock, 3,333,333 shares of Series B Preferred Stock, warrants to purchase 66,666,660 shares of Common Stock of the Issuer, 280,464 shares of Series A Preferred Stock held directly by Clearlake Capital Partners I Co-Investment Fund, LLC (f/k/a Clearlake Capital GoAmerica Coinvestment, LLC) (“Clearlake Coinvestment”), 37,500 shares of Common Stock issuable upon exercise of stock options that were granted to Mr. Chang in his capacity as director of the Company and that were issued to Clearlake Capital Partners, LLC at Mr. Chang’s request, and 37,500 shares of Common Stock issuable upon exercise of stock options were granted to Behdad Eghbali in his capacity as director of the Company and that were issued to Clearlake Capital Partners, LLC at Mr. Eghbali’s request. The Series A Preferred Stock accrues a cumulative dividend of 8% per annum. The Series B Preferred Stock accrues a cumulative dividend of 12% per annum. In the event that there are any accrued dividends that have not been paid in cash upon the conversion of the Series A Preferred Stock or Series B Preferred Stock into Common Stock, the holder of the Series A Preferred Stock or Series B Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (as of December 23, 2009, 46,571,424 shares of Common Stock for conversion of all of the Series A Preferred Stock and 33,379,350 shares of Common Stock for conversion of all of the Series B Preferred Stock).

(2)

Based on 9,218,542 shares of Common Stock outstanding on December 14, 2009 as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on January 21, 2010.

Introductory Statement

This Amendment No. 3 (this “Amendment”) supplements, pursuant to Rule 13d-2(a), the Schedule 13D (as amended on October 15, 2007 and January 10, 2008 the “Schedule 13D”) of CCP A, L.P. (“CCP A”), Clearlake Capital Partners, LLC (“Clearlake Capital Partners”), CCG Operations, LLC (“CCG Operations”), Steven C. Chang and José E. Feliciano filed with the Securities and Exchange Commission on August 1, 2007. This Amendment relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Purple Communications, Inc. (“Purple” or “Issuer”). The principal executive offices of the Issuer are 773 San Marin Drive, Suite 2210, Novato, CA 94945.

Items  3, 4, 5 and 6 of Schedule 13D are hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

On December 14, 2009, the Issuer entered into a stock purchase arrangement with CCP A (as amended from time to time, the “Series B Preferred Stock Purchase Agreement”). On December 14, 2009, pursuant to the Series B Preferred Stock Purchase Agreement, the Issuer issued to CCP A 1,333,333 shares of Series B Preferred Stock for an aggregate purchase price of $1,999,999.50 and warrants to purchase 26,666,660 shares of Common Stock with an exercise price of $0.15 per share of Common Stock. On December 22, 2009, pursuant to the Series B Preferred Stock Purchase Agreement, the Issuer issued to CCP A 2,000,000 shares of Series B Preferred Stock for an aggregate purchase price of $3,000,000.00 and warrants to purchase 40,000,000 shares of Common Stock with an exercise price of $0.15 per share of Common Stock. The funds for such purchases were obtained from the working capital of CCP A. A copy of the Series B Preferred Stock Purchase Agreement is attached to this Amendment as Exhibit 7.15. A copy of the warrant issued to CCP A on December 14, 2009 is attached to this Amendment as Exhibit 7.16. A copy of the warrant issued to CCP A on December 22, 2009 is attached to this Amendment as Exhibit 7.17.

Item 4.	Purpose of Transaction.

The proceeds of the Series B Preferred Stock acquired by CCP A on December 15, 2009 and December 22, 2009, were used, in part, for general working capital purposes of the Issuer.

The Reporting Persons acquired the Series B Preferred Stock for investment purposes. They intend to monitor and evaluate their investment in the Series B Preferred Stock on a continuing basis. The Reporting Persons may, however, at any time and from time to time in their discretion, review or reconsider their position with respect to the Series B Preferred Stock and any such matters. In addition to the additional investments identified above, the Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of the Series B Preferred Stock and/or Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the Issuer’s Series B Preferred Stock and/or Common Stock in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the Series B Preferred Stock and Common Stock, in any manner permitted by law.

Currently, the Issuer has an insufficient number of authorized shares of Common Stock to permit the conversion in full of the Series B Preferred Stock and to permit the exercise in full of the warrants to be issued in connection with the Series B Preferred Stock Purchase Agreement. However, CCP A, as the

majority shareholder of the Issuer, has agreed to the authorization of the increase of the number of authorized shares of Common Stock to permit the conversion in full of the Series B Preferred Stock and to permit the exercise in full of the warrants. CCP A currently expects that the increase in the number of authorized shares of Common Stock will occur promptly following the filing and mailing of the definitive information statement filed with the Securities and Exchange Commission on January 21, 2010.

Item 5.	Interest in Securities of the Issuer.

Based upon information provided by the Issuer, as of December 15, 2009, there were 9,218,542 shares of Common Stock issued and outstanding. As of the date of this Amendment, CCP A directly holds (1) a total of 297,585 shares of Common Stock (2) warrants to purchase 66,666,660 shares of Common Stock, (3) 7,456,480 shares of Series A Preferred Stock, and (4) 3,333,333 shares of Series B Preferred Stock. In addition, Clearlake Coinvestment holds 280,464 shares of Series A Preferred Stock, and Clearlake Capital Partners, LLC holds options exercisable for 75,000 shares of Common Stock. The Series A Preferred Stock accrues a cumulative cash dividend of 8% per annum. The Series B Preferred Stock accrues a cumulative cash dividend of 12% per annum. In the event that there are any accrued dividends that have not been paid in cash upon the conversion of the Series A Preferred Stock or Series B Preferred Stock into Common Stock, the holder of the Series A Preferred Stock or Series B Preferred Stock being converted is entitled to receive a number of additional shares of Common Stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (as of December 23, 2009, 46,571,424 shares of Common Stock for conversion of all of the Series A Preferred Stock and 33,379,350 shares of Common Stock for conversion of all of the Series B Preferred Stock).

Thus, as of the date of this Amendment, for the purposes of Reg. Section 240.13d-3, CCP A may be deemed to beneficially own approximately 145,229,092 shares of Common Stock, or 93.1% of the shares of Common Stock deemed issued and outstanding as of that date, and the other Reporting Persons may be deemed to beneficially own approximately 146,990,019 shares of Common Stock, or 94.3% of the shares of Common Stock deemed issued and outstanding as of that date.

Since the filing of Amendment No. 2 to the Schedule 13D as of January 10, 2008, the only transaction relating to Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common involving any Reporting Persons, which was not effected in an ordinary brokerage transaction, was the transaction (1) on December 14, 2009, pursuant to the Series B Preferred Stock Purchase Agreement, whereby the Issuer issued to CCP A 1,333,333 shares of Series B Preferred Stock for an aggregate purchase price of $1,999,999.50 and warrants to purchase 26,666,660 shares of Common Stock at a per share price of $0.15 and (2) on December 22, 2009, pursuant to the Series B Preferred Stock Purchase Agreement, whereby the Issuer issued to CCP A 2,000,000 shares of Series B Preferred Stock for an aggregate purchase price of $3,000,000.00 and warrants to purchase 40,000,000 shares of Common Stock at a per share price of $0.15.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as set forth herein or in the Series B Preferred Stock Purchase Agreement (as shown on Exhibit 7.15), which are incorporated herein by reference, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Item 4 of this Schedule 13D.

Series B Stock Purchase Agreement

On December 14, 2009, the Issuer entered into the Series B Preferred Stock Purchase Agreement with CCP A. On December 14, 2009, under the Series B Preferred Stock Purchase Agreement, CCP A purchased a total of 1,333,333 shares of Series B Preferred Stock at a price of $1.50 per share and was issued warrants to purchase an aggregate of 26,666,660 shares of Common Stock, with an exercise price of $0.15 per share of Common Stock. On December 22, 2009, under the Series B Preferred Stock Purchase Agreement, CCP A purchased a total of 2,000,000 shares of Series B Preferred Stock at a price of $1.50 per share and was issued warrants to purchase an aggregate of 40,000,000 shares of Common Stock, with an exercise price of $0.15 per share of Common Stock.

December 14, 2009 Warrant

Pursuant to the Common Stock Warrant, dated December 14, 2009, the Issuer granted CCP A the right to purchase 26,666,660 shares of Common Stock at a price of $0.15 per share.

December 22, 2009 Warrant

Pursuant to the Common Stock Warrant, dated December 22, 2009, the Issuer granted CCP A the right to purchase 40,000,000 shares of Common Stock at a price of $0.15 per share.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.15	Series B Preferred Stock Purchase Agreement, dated as of December 14, 2009

Exhibit 7.16	Common Stock Warrant, dated December 14, 2009

Exhibit 7.17	Common Stock Warrant, dated December 22, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Date: February 4, 2010	CCP A, L.P., a Delaware limited partnership

By: Clearlake Capital Partner, LLC
Its: General Partner

By: CCG Operations, LLC
Its: Managing Member

Clearlake Capital Partner, LLC

By: CCG Operations, LLC
Its: Managing Member

CCG Operations, LLC

Each of the above by:

	By:	/s/ BEHDAD EGHBALI
	Name:	Behdad Eghbali
	Title:	Authorized Person

	By:	/s/ STEVEN CHANG
	Name:	Steven Chang

	By:	/s/ JOSE FELICIANO
	Name:	Jose Feliciano